UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

The Chemours Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-36794	46-4845564
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
Of Incorporation)	File Number)	Identification No.)

1007 Market Street

Wilmington, Delaware, 19899

(Address of principal executive offices)

David C. Shelton, SVP, General Counsel and Corporate Secretary, (302) 773-1000
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Chemours conducted in good faith, a reasonable country of origin inquiry regarding conflict minerals necessary to the functionality or production of its products (“Covered Products”) that were manufactured, or contracted to be manufactured, by Chemours and for which the manufacture was completed during calendar year 2016 (the “2016 Covered Products”).

Based on Chemours’ reasonable country of origin inquiry, the company exercised due diligence on the source and chain of supply of Conflict Minerals for certain 2016 Covered Products and thus we have filed a Conflict Minerals Report.

Conflict Minerals Disclosure

A copy of Chemours’ Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available in the Investor Relations section of its website under the header “Filings and Reports” at www.Chemours.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CHEMOURS COMPANY

(Registrant)

/s/ Mark E. Newman

Mark E. Newman

Senior Vice President and Chief Financial Officer

May 17, 2017

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

4